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                                                               Exhibit (4)(b)(x)

                     GE LIFE AND ANNUITY ASSURANCE COMPANY
                     GUARANTEED MINIMUM DEATH BENEFIT RIDER
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This rider provides for a Death Benefit which is coordinated with the Death
Benefit provided for in the Policy. The amount payable as of the date of receipt of due proof of death will be the greater of:

 o The Death Benefit provided for under the Death Provisions section in the Policy; or

 o The Death Benefit provided for in this rider.

Death Benefit at Death of Annuitant

If the Annuitant dies while this rider is in effect and before Income Payments begin, the Designated Beneficiary may surrender the policy for the Death Benefit. If this Death Benefit is paid, the Policy will terminate. We will have no further obligation under this Policy.

The Death Benefit provided for in this rider will be the Guaranteed Minimum Death Benefit on the date we receive due proof of the Annuitant's death.

Guaranteed Minimum Death genefit: On the Policy Date, the Guaranteed Minimum Death Benefit is equal to the Purchase Payment received. At the end of each Valuation Period after such date, the Guaranteed Minimum Death Benefit is the lesser of (a) and (b), where:

  (a) is (1) adjusted for (2), where:

    (1) is the total of all Purchase Payments received times two; and

    (2) is any partial surrenders made prior to or during that Valuation Period.

  (b) is (1) adjusted for (2), where:

    (1) is the Guaranteed Minimum Death Benefit at the end of the preceding Valuation Period, increased as specified below;

    (2) is any additional Purchase Payments received during the current Valuation Period; and

    (3) is any partial surrenders made during the current Valuation Period.

The adjustment for partial surrenders is described on the policy data pages.

The amount of increase for the Valuation Period will be calculated by applying a factor to the Guaranteed Minimum Death Benefit at the end of the preceding Valuation Period. Until the anniversary on which the Annuitant attains age 80, the factor is determined for each Valuation Period at the annual rate specified on the Policy data pages. Except with respect to amounts invested in certain Investment Subdivisions shown in the policy data pages, the increase factor will be calculated as the lesser of:

  o The Net Investment Factor of the Investment Subdivision for the Valuation Period, minus one; or

  o A factor for the Valuation Period equivalent to the annual rate specified on the Policy data pages.

With respect to amounts invested in any Guarantee Account, the increase factor for each such amount will be calculated as the lesser of:

  o A factor for the Valuation Period equivalent to the annual rate that applies to such amount; or

  o A factor for the Valuation Period equivalent to the annual rate specified on the Policy data pages.

After the anniversary on which the Annuitant attains age 80, the factor will be zero.

Amounts payable under this rider are subject to the Distribution Rules provision in the Policy.
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When Guaranteed Minimum Death Benefit is Calculated at Death of Annuitant: The
Guaranteed Minimum Death Benefit is calculated on the date that we receive due proof of death at our Home Office. Until we receive complete written settlement instructions satisfactory to us from the beneficiary, the calculated Guaranteed Minimum Death Benefit will remain allocated to the various Investment Options according to your last instructions. Therefore, the Guaranteed Minimum Death Benefit will fluctuate with the performance of the underlying Investment Options.

The following paragraph is added to the Account Value Benefits section of the
Policy:

If the Guarantee Account applies and if the Account Value in the Separate Account is insufficient to cover the annual death benefit charge, the deduction will be made first from the Account Value in the Separate Account. The excess of the charges over the Account Value in the Separate Account will be deducted from the Account Value in the Guarantee Account. Deductions from the Guarantee Account will be taken first from the amounts which have been in the Guarantee Account for the longest period of time.

The following provision is added to the Account Value Benefits section of the policy:

Annual Death Benefit Charge

There will be a charge made each year for expenses related to the Death Benefit that is available under this rider. The charge is made in arrears, at the beginning of each Policy Year after the first. The charge is made against the Account Value allocated to the Separate Account. The amount of this charge is shown on the Policy data pages. The charge is applied to the average Guaranteed Minimum Death Benefit during the previous Policy Year. We reserve the right to charge a prorata portion of the annual charge at surrender.

When this Rider is Effective

This rider is effective on the Policy Date. If there is another effective date, it will be shown on the Policy data pages. The rider will remain in effect while this Policy is in force and before Income Payments begin. You may request that the rider be terminated. The termination will occur on the Policy anniversary following the date of your termination request. If your request is received within 30 days following a Policy anniversary, the rider will terminate as of that Policy anniversary.

For GE Life and Annuity Assurance Company,


                              /s/ Pamela s. Schutz
                              Pamela S. Schutz
                              President